August 1, 2025

Michael Silvestrini
Managing Partner of Energea Global LLC
Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

        Re: Energea Portfolio 2 LP
            Post-Qualification Amendment No.2 on Form 1-A POS
            Filed July 15, 2025
            File No. 024-12347
Dear Michael Silvestrini:

        We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Form 1-A POS filed July 15, 2025
How to Invest, page 47

1. We note your response to prior comments 3 and 4, and we reissue both comments in part. Please provide your analysis of how each of the "Auto-Invest" and "Auto-
       Reinvestment" programs and your offering will comply with Securities Act Rule
       251(d)(3)(F) to be eligible to conduct a continuous or delayed offerings under
       Regulation A. Specifically address how the offering will comply with each element of that rule.
2. We note your response to comment 5. Please disclose the information from your response letter in your offering statement.
Investment Agreements, page 47

3. We reissue prior comment 2. This new section does not significantly add to what you previously disclosed at page 7. Please revise to disclose the material terms of the
       "Auto-Invest" and "Auto-Reinvestment" agreements under separate headers within
 August 1, 2025
Page 2

       your section "Securities Being Offered: The Class Investors Shares." For example, disclose the following about each how each program works:
           information from clauses 3, 4, and 5 on the price, opt out, termination and no transfer; and
           in terms of the forum selection provision, include information from clause 8 that if the Purchaser is not otherwise subject to service of process in Delaware, to appoint and maintain an agent in Delaware to accept service, and to notify the
           Company of the name and address of such agent.

Additional Information, page 49

4. We reissue prior comment 8. If you continue to incorporate this information by reference, please comply with General Instruction III(a)(2) or, alternatively, revise to provide financial statement and related information in this filing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Jed Ande, Esq., of McCarter & English, LP